SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                           Salix Pharmaceuticals, Ltd.
                           ---------------------------
                                (Name of Issuer)



                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                   794906 3 05
                ------------------------------------------------

                                 (CUSIP Number)

                                December 31, 1999
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

------------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person

         Lorin K. Johnson
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2.       Check the Appropriate Box if a Member of a Group
           (See Instructions)
                                                                       (a) ____
            Not Applicable                                             (b) ____

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3.       SEC Use Only

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4.       Citizenship or Place of Organization

            United States
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                           5.       Sole Voting Power

Number of                                   789,000
Shares                     -----------------------------------------------------
Beneficially               6.       Shared Voting Power
Owned By
Each Reporting
Person                     -----------------------------------------------------
                           7.       Sole Dispositive Power

                                            789,000
                           -----------------------------------------------------
                           8.       Shared Dispositive Power

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9.       Aggregate Amount Beneficially Owned by Each
           Reporting Person

                  789,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes
           Certain Shares (See Instructions)

                  /   /
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

                  7.71%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

ITEM 1(A)         NAME OF ISSUER

                  Salix Pharmaceuticals, Ltd.

ITEM 1(B)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  3600 W. Bayshore Road, Suite 205, Palo Alto, CA 94303

ITEM 2(A)         NAME OF PERSON FILING

                  Lorin K. Johnson

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE

                  3600 W. Bayshore Road, Suite 205, Palo Alto, CA 94303


ITEM 2(C)         CITIZENSHIP

                  United States


ITEM 2(D)         TITLE OF CLASS OF SECURITIES

                  Common Stock


ITEM 2(E)         CUSIP NUMBER
                  794906 3 05


ITEM 3.  FILING PURSUANT TO RULES 13D-1(B) OR 13D-2(B)

                  Not Applicable

ITEM 4.  OWNERSHIP

          (a)     Amount beneficially owned:

                  At December 31, 1999 Mr. Johnson beneficially owned an aggregate of 789,000 shares of the Issuer's common stock which includes (i) options to purchase 29,000 shares of the Issuer's common stock, that were exercisable within 60 days of December 31, 1999 and (ii) 674,500 shares of the Issuer's Common Stock held by L and L Dantzker/Johnson Revocable Trust with respect to which Mr. Johnson is the co-trustee and a beneficiary. In addition, Mr. Johnson's wife is trustee of 37,860 shares held by Johnson Grandchildren's Trust. Mr. Johnson disclaims beneficial ownership of such shares.


          (b)      Percent of class:

                   1) 7.71%

          (c)      Number of shares as to which such person has:


          1)       (i)      Sole power to vote or to direct the vote:  789,000
                   (ii)     Shared power to vote or to direct the vote:
                   (iii)    Sole power to dispose or to direct the
                            disposition of:  789,000
                   (iv)     Shared power to dispose or to direct the disposition
                            of:



ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                           Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                           Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                           Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                           Not Applicable


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                           Not Applicable


ITEM 10. CERTIFICATION

                           Not Applicable

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February, 14, 2000
--------------------------------------------
Date

/s/Lorin K. Johnson
--------------------------------------------
Lorin K. Johnson